Filed by FirstEnergy Corp. Pursuant to
                     Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                     Commission File No.:  333-21011
                     Subject Company:  FirstEnergy Corp.

EMPLOYEE UPDATE
MERGER QUESTION LINE
Q&A


Q: When the merger with GPU is complete, will FirstEnergy and GPU's pension funds be merged as well?

A: That issue is one of many being evaluated during the transition process. As soon as that answer is available, we'll let you know.

Q: Following the completion of the merger with GPU, I understand that FirstEnergy will become a registered holding company with the U.S. Securities and Exchange Commission
    (SEC) under the Public Utility Holding Company Act (PUHCA) of 1935. What does this mean?

A: In response to the operational and economic problems experienced by a number of utility holding companies during the Depression of the 1930s, the PUHCA was passed in 1935. FirstEnergy has been exempt from the provisions of the PUHCA because its activities and those of its public utility subsidiaries were predominantly confined to one state, Ohio. However, the addition of the three GPU public utilities in Pennsylvania and New Jersey and other GPU entities means that FirstEnergy and its utility subsidiaries will no longer be predominantly intrastate in character, and the exemption will no longer apply. As a registered holding company, we will be required to obtain SEC approval before engaging in certain financings and before acquiring other businesses. Also, as a registered holding company, FirstEnergy Corp. itself may not provide services or products to its utility subsidiaries but must use a services company to do so.

Q: I understand that GPU sold its transmission business in Australia. Was that electric or gas transmission?

A: GPU PowerNet, an electric transmission company based in Victoria, Australia, was sold to Singapore Power during the second quarter of this year. That company had some 4,000 miles of transmission lines. Currently for sale is GPU GasNet, a 1,105-mile gas transmission system also based in Victoria that serves 1.3 million residential and 40,000 business customers. The sale is expected to be completed within the next few months.

Safe Harbor Statement under the Private Securities Litigation
Reform Act of 1995

This publication contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FirstEnergy Corp. and GPU, Inc. are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties relating to: failure to obtain expected synergies from the merger, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy market prices, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to FirstEnergy's and GPU's most recent reports filed with the Securities and Exchange Commission.

Additional Information And Where To Find It

In connection with the proposed merger FirstEnergy Corp. and GPU, Inc. have filed a preliminary joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS JOINT PROXY STATEMENT/PROSPECTUS AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS. THE JOINT PROXY STATEMENT/PROSPECTUS CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other documents filed by FirstEnergy and GPU with the SEC at the SEC's Web site at http://www.sec.gov. Free copies of the definitive joint proxy statement/prospectus, once available, and each company's other filings with the SEC may also be obtained from the respective companies. Free copies of FirstEnergy's filings may be obtained by directing a request to FirstEnergy Corp., Investor Services, 76 S. Main St., Akron, Ohio 44308-1890.
Telephone: 1-800-736-3402. Free copies of GPU filings may be obtained by directing a request to GPU, Inc., 310 Madison Avenue, Morristown, New Jersey 07962. Telephone: 1-973-401-8204.

FirstEnergy, its directors, certain executive officers, and certain other employees (Thomas M. Welsh, Manager of Communications, and Kurt E. Turosky, Manager of Investor Relations) may be deemed under the rules of the SEC to be "participants in the solicitation" of proxies from the security holders of FirstEnergy in favor of the merger. FirstEnergy's directors and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of FirstEnergy common stock. Security holders of FirstEnergy may obtain additional information regarding the interests of the "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger.

GPU, its directors (Theodore H. Black, Fred D. Hafer (Chairman:
CEO and President), Thomas B. Hagen, Robert Pokelwaldt, John M. Pietruski, Catherine A. Rein, Bryan S. Townsend, Carlisle A.H. Trost, Kenneth L. Wolfe and Patrick K. Woolf), certain executive officers (Ira H. Jolles (Senior Vice President and General Counsel), Bruce L. Levy (Senior Vice President and CFO) and Carole B. Snyder (Executive Vice President Corporate Affairs)) and certain other employees (Jeff Dennard (Director of Corporate Communications), Joanne Barbieri (Manager of Investor Relations) and Ned Raynolds (Manager of Financial Communications)) may be deemed under rules of the SEC to be "participants in the solicitation" of proxies from the security holders of GPU in favor of the merger. GPU's directors and executive officers beneficially own, in the aggregate, less than 1% of the outstanding shares of GPU common stock. Security holders of GPU may obtain additional information regarding the interests of "participants in the solicitation" by reading the joint proxy statement/prospectus relating to the merger.